Exhibit 99.2

Press Release

INTERPOOL FILES SEPTEMBER 2003 FORM 10-Q WITH SECURITIES AND EXCHANGE COMMISSION

PRINCETON, NJ, April 29, 2004 - Interpool, Inc. (IPLI.PK) announced today that the company filed its Form 10-Q report for the three months ended September 30, 2003, with the SEC on April 28, 2004.

Interpool reported revenues of $95.6 million for the three months ended September 30, 2003, compared to restated revenues of $86.2 million for the three months ended September 30, 2002. Net income was $6.1 million during the third quarter of 2003, after deducting $6.3 million after taxes in administrative costs incurred during that period related to the restatement of the Company’s financial results for prior years. Without these costs, net income would have been $12.4 million. Restated net income for the corresponding quarter of 2002 was $3.0 million.

Revenues for the nine months ended September 30, 2003 were $275.9 million compared with $236.3 million (as restated) for the same period in 2002, and net income was $28.2 million for the first three quarters of 2003 (after taking into account $7.5 million after taxes in administrative costs as described above) compared with $13.5 million (as restated) for the same period of 2002.

While revenues reported for the first nine months of 2003 were at record levels, the Company noted that net income for the fourth quarter of 2003 and for 2004 would continue to be affected by additional administrative costs arising from the restatement of its financial results for prior years as described in the Form 10-Q report. Stockholders’ equity was $365.0 million at September 30, 2003, compared to $336.2 million (as restated) at December 31, 2002.

Martin Tuchman, Chairman and Chief Executive Officer, said, “The results we reported for the first nine months of 2003 continue to reflect the fundamental strength of our company and strong underlying demand from our customers. We were also able to submit our 10-Q report a full month ahead of the timetable we had indicated to you previously, and are highly confident that we will continue to report our results on an accelerated timetable as we catch up with our reporting over the next several months.

The Company also announced that it will hold the second in a series of investor conference calls during early May. Details regarding that call will follow.

Interpool is one of the world’s leading suppliers of equipment and services to the transportation industry. The company is the world’s largest lessor of intermodal container chassis and a world-leading lessor of cargo containers used in international trade.

This Press Release contains certain forward-looking statements regarding future circumstances. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements, including in particular the risks and uncertainties described in the company’s SEC filings. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof.

Contact : Interpool, Inc.

James F. Walsh
(609) 452-8900
www.interpool.com